

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Nathaniel Bradley
Chief Executive Officer
Datavault AI Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

      Re: Datavault AI Inc.
          Registration Statement on Form S-3
          Filed August 27, 2025
          File No. 333-289888

Dear Nathaniel Bradley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: David E. Danovitch